INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED

June 30, 2010 (UNAUDITED)

MANAGEMENT’S COMMENTS ON
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

Suite 1805, 925 West Georgia Street, Vancouver, B.C. Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639.8873 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

FIRST MAJESTIC SILVER CORP.
INTERIM CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30, 2010 AND DECEMBER 31, 2009
(Unaudited, expressed in Canadian dollars)

	June 30, 2010	December 31, 2009
	$	$

ASSETS
CURRENT ASSETS
Cash and cash equivalents	15,850,386	5,889,793
Accounts receivable	2,396,683	2,174,848
Other receivables (Note 4)	6,755,514	6,624,200
Inventories (Note 5)	5,801,058	3,812,460
Prepaid expenses and other (Note 6)	2,250,495	1,467,759
	33,054,136	19,969,060
MINING INTERESTS (Note 7)
Producing properties	62,032,205	57,144,477
Exploration properties	112,052,069	109,255,696
Plant and equipment	67,783,258	60,388,530
	241,867,532	226,788,703
CORPORATE OFFICE EQUIPMENT (Note 7)	521,173	409,281
DEPOSITS ON LONG-TERM ASSETS (Note 10)	1,971,597	4,306,419
	277,414,438	251,473,463

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	14,917,025	11,202,381
Unearned revenue on silver bullion sales	22,857	158,147
Current portion of debt facilities (Note 9)	2,045,440	1,546,612
Current portion of capital lease obligations (Note 14)	1,372,510	2,139,352
Income and other taxes payable	264,457	117,844
	18,622,289	15,164,336
FUTURE INCOME TAXES	31,968,744	28,417,011
CAPITAL LEASE OBLIGATIONS (Note 14)	368,761	668,284
LONG-TERM PORTION OF DEBT FACILITIES (Note 9)	2,881,015	3,213,487
OTHER LONG TERM LIABILITIES (Note 16)	774,970	753,657
ASSET RETIREMENT OBLIGATIONS (Note 15)	4,660,588	4,336,088
	59,276,367	52,552,863

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 11(a))	245,178,244	244,241,006
SHARE CAPITAL TO BE ISSUED (Note 11(d))	276,495	276,495
CONTRIBUTED SURPLUS	28,931,617	27,808,671
ACCUMULATED OTHER COMPREHENSIVE LOSS	(34,984,538)	(40,238,914)
DEFICIT	(21,263,747)	(33,166,658)
	218,138,071	198,920,600
	277,414,438	251,473,463

CONTINUING OPERATIONS (Note 1)
CONTINGENT LIABILITIES (Note 17)
COMMITMENTS (Note 18)
SUBSEQUENT EVENTS (Note 21)

APPROVED BY THE BOARD OF DIRECTORS

Keith Neumeyer (signed)	Director	Douglas Penrose (signed)	Director

The accompanying notes are an integral part of these consolidated financial statements

FIRST MAJESTIC SILVER CORP.
INTERIM CONSOLIDATED STATEMENTS OF INCOME
FOR THE PERIODS ENDED JUNE 30, 2010 AND 2009
(Unaudited, expressed in Canadian dollars, except share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
	$	$	$	$

Revenues (Note 12)	28,963,285	13,024,877	47,180,899	27,411,749

Cost of sales	13,434,747	9,459,868	22,408,604	17,758,681
Depletion, depreciation and amortization	2,380,032	1,772,464	4,178,023	3,201,598
Accretion of reclamation obligation (Note 15)	94,201	117,171	187,921	233,210
Mine operating earnings	13,054,305	1,675,374	20,406,351	6,218,260

General and administrative	2,406,842	2,114,312	4,393,465	3,932,315
Stock-based compensation	643,964	800,808	1,344,143	1,697,548
	3,050,806	2,915,120	5,737,608	5,629,863

Operating income (loss)	10,003,499	(1,239,746)	14,668,743	588,397

Interest and other expenses	(683,210)	(404,765)	(1,245,649)	(764,971)
Investment and other income	635,082	222,173	621,933	512,017
Foreign exchange gain (loss)	344,075	840,958	416,100	(111,908)
Income (loss) before taxes	10,299,446	(581,380)	14,461,127	223,535

Income tax expense - current	45,411	113,532	63,972	171,582
Income tax expense (recovery) - future	1,366,919	(1,731,328)	2,494,244	(1,924,160)
	1,412,330	(1,617,796)	2,558,216	(1,752,578)

NET INCOME FOR THE PERIOD	8,887,116	1,036,416	11,902,911	1,976,113

EARNINGS PER COMMON SHARE
BASIC	$0.10	$0.01	$0.13	$0.02
DILUTED	$0.09	$0.01	$0.13	$0.02

WEIGHTED AVERAGE SHARES OUTSTANDING
BASIC	92,804,715	82,341,636	92,758,113	79,387,259
DILUTED	95,076,336	99,426,674	94,421,176	96,472,297

The accompanying notes are an integral part of these consolidated financial statements

FIRST MAJESTIC SILVER CORP.
INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
FOR THE PERIODS ENDED JUNE 30, 2010 AND 2009
(Unaudited, expressed in Canadian dollars, except share amounts)

					Accumulated
					Other
					Comprehensive		Total
	Share Capital			Contributed	Income (Loss)		AOCI
	Shares	Amount	To be issued	Surplus	("AOCI") (1)	Deficit	and Deficit	Total
		$	$	$	$	$	$	$

Balance at December 31, 2008	73,847,810	196,648,345	276,495	23,297,258	(23,216,390)	(39,476,883)	(62,693,273)	157,528,825
Net income	-	-	-	-	-	1,976,113	1,976,113	1,976,113
Other comprehensive income:
Translation adjustment	-	-	-	-	124,630	-	124,630	124,630
Unrealized gain on marketable securities	-	-	-	-	750	-	750	750
Total comprehensive income							2,101,493	2,101,493
Shares issued for:
Exercise of options	6,250	7,938	-	-	-	-	-	7,938
Public offering, net of issue costs (Note 11(a)(i))	8,487,576	18,837,183	-	848,758	-	-	-	19,685,941
Stock option expense, net of deferred compensation	-	-	-	1,697,548	-	-	-	1,697,548
Transfer of contributed surplus upon exercise of stock options	-	2,950	-	(2,950)	-	-	-	-
Balance at June 30, 2009	82,341,636	215,496,416	276,495	25,840,614	(23,091,010)	(37,500,770)	(60,591,780)	181,021,745

Balance at December 31, 2009	92,648,744	244,241,006	276,495	27,808,671	(40,238,914)	(33,166,658)	(73,405,572)	198,920,600
Net income	-	-	-	-	-	11,902,911	11,902,911	11,902,911
Other comprehensive income:
Translation adjustment	-	-	-	-	5,146,526	-	5,146,526	5,146,526
Unrealized gain on marketable securities	-	-	-	-	107,850	-	107,850	107,850
Total comprehensive income							17,157,287	17,157,287
Shares issued for:
Exercise of options	277,500	622,436	-	-	-	-	-	622,436
Exercise of warrants	25,000	82,500	-	-	-	-	-	82,500
Stock option expense during the period	-	-	-	1,355,248	-	-	-	1,355,248
Transfer of contributed surplus upon exercise of stock options and warrants	-	232,302	-	(232,302)	-	-	-	-
Balance at June 30, 2010	92,951,244	245,178,244	276,495	28,931,617	(34,984,538)	(21,263,747)	(56,248,285)	218,138,071

(1)

AOCI consists of the cumulative translation adjustment on self sustaining subsidiaries which primarily affects the mining interests, except for the unrealized gain on marketable securities classified as "available for sale".

The accompanying notes are an integral part of these consolidated financial statements

FIRST MAJESTIC SILVER CORP.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED JUNE 30, 2010 AND 2009
(Unaudited, expressed in Canadian dollars)

	Three Months Ended June 30		Six Months Ended June 30
	2010	2009	2010	2009
	$	$	$	$
OPERATING ACTIVITIES
Net income for the period	8,887,116	1,036,416	11,902,911	1,976,113
Adjustment for items not affecting cash
Depletion, depreciation and amortization	2,380,032	1,772,464	4,178,023	3,201,598
Stock-based compensation	643,964	800,808	1,344,143	1,697,548
Accretion of reclamation obligation	94,201	117,171	187,921	233,210
Other income from derivative financial instruments	(634,501)	(212,380)	(646,810)	(479,197)
Loss (gain) on sale of marketable securities	(15,969)	-	24,501	-
Future income tax provision (recovery)	1,366,919	(1,731,481)	2,494,244	(1,949,967)
Unrealized foreign exchange loss (gain) and other	505,866	(1,310,042)	52,117	(1,004,365)

	13,227,628	472,956	19,537,050	3,674,940
Net change in non-cash working capital items
Decrease (increase) in accounts receivable and other receivables	(637,300)	(662,399)	(218,943)	(266,919)
Decrease (Increase) in inventories	(1,912,605)	2,192,939	(1,988,599)	1,656,806
Decrease (increase) in prepaid expenses and other	(122,081)	(1,722,418)	(393,220)	(2,202,403)
Increase (decrease) in accounts payable and accrued liabilities	1,963,958	(496,077)	1,459,600	(2,834,288)
Decrease in unearned revenue	(105,632)	(336,122)	(135,290)	(68,250)
Increase (decrease) in taxes payable	88,689	(14,851)	146,613	(172,875)
Decrease in vendor liability on mineral property	-	(370,521)	-	(721,081)

	12,502,657	(936,493)	18,407,211	(934,070)

INVESTING ACTIVITIES
Additions to plant and equipment (net of accruals)	(3,034,609)	(5,888,016)	(4,388,141)	(7,473,675)
Expenditures on mineral property interests (net of accruals)	(2,580,792)	(3,174,554)	(5,990,412)	(5,022,028)
Realized gain on derivative financial instruments	1,076,805	-	646,810	-
Proceeds from sale of marketable securities	38,641	-	68,171	-
Net proceeds from pre-commercial operation	-	-	2,101,124	-
Decrease (increase) of deposits on long term assets	(33,839)	380,708	(498,170)	-
Investment in marketable securities	-	-	(25,000)	-
Decrease in silver futures contract deposits	-	281,335	-	969,628
Increase in restricted cash securitizing vendor liability	-	-	-	(545,522)

	(4,533,794)	(8,400,527)	(8,085,618)	(12,071,597)

FINANCING ACTIVITIES
Issuance of common shares and warrants, net of issue costs	530,438	(19,798)	704,938	19,693,879
Payment of capital lease obligations	(493,887)	(678,606)	(1,153,455)	(1,061,074)
Prepayment facility, net of repayments	(249,326)	-	498,828	-
Payment of debt facilities	(432,152)	-	(432,152)	-

	(644,927)	(698,404)	(381,841)	18,632,805

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	7,323,936	(10,035,424)	9,939,752	5,627,138
EFFECT OF EXCHANGE RATE CHANGES ON CASH HELD IN FOREIGN CURRENCY	48,112	5,891	20,841	6,145
CASH AND CASH EQUIVALENTS - BEGINNING OF THE PERIOD	8,478,338	33,086,939	5,889,793	17,424,123

CASH AND CASH EQUIVALENTS - END OF PERIOD	15,850,386	23,057,406	15,850,386	23,057,406

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
Cash	10,824,836	8,487,949	10,824,836	8,487,949
Short term deposits	5,025,550	83,698	5,025,550	83,698
Restricted cash	-	14,485,759	-	14,485,759

	15,850,386	23,057,406	15,850,386	23,057,406

Interest paid	163,890	233,402	408,051	275,770
Income taxes paid	32,055	-	322,870	-

NON-CASH FINANCING AND INVESTING ACTIVITIES (NOTE 19)

The accompanying notes are an integral part of these consolidated financial statements

FIRST MAJESTIC SILVER CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED JUNE 30, 2010 AND 2009 (Unaudited)

1.	DESCRIPTION OF BUSINESS AND CONTINUING OPERATIONS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is in the business of production, development, exploration, and acquisition of mineral properties with a focus on silver in Mexico. The Company’s shares and warrants trade on the Toronto Stock Exchange under the symbols “FR” and “FR.WT.B”, respectively.

These consolidated financial statements have been prepared on the going concern basis which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on the price of silver in global commodity markets, and on maintaining profitable operations or obtaining sufficient funds from alternative sources as required to augment operations and for ongoing capital developments. If the Company were unable to continue as a going concern, material adjustments may be required to the carrying value of assets and liabilities and the balance sheet classifications used.

2.	BASIS OF PRESENTATION

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”). These interim financial statements do not contain all the information required by GAAP for annual financial statements and should be read in conjunction with the Company’s latest audited consolidated financial statements for the year ended December 31, 2009.

The consolidated financial statements include the accounts of the Company and its direct wholly-owned subsidiaries: Corporación First Majestic, S.A. de C.V. (“CFM”), First Silver Reserve Inc. (“First Silver”) and Normabec Mining Resources Ltd. (“Normabec”) as well as its indirect wholly-owned subsidiaries: First Majestic Plata, S.A. de C.V. (“First Majestic Plata”), Minera El Pilon, S.A. de C.V. (“El Pilon”), Minera La Encantada, S.A. de C.V. (“La Encantada”), Majestic Services S.A. de C.V. (“Majestic Services”), Minera Real Bonanza, S.A. de C.V. (“MRB”) and Servicios Minero-Metalurgicos e Industriales, S.A. de C.V. (“Servicios”). First Silver underwent a wind up and distribution of its assets and liabilities to the Company in December 2007 but First Silver has not been dissolved for legal purposes pending the outcome of litigation described in Note 8. Intercompany balances and transactions are eliminated on consolidation.

3.	SIGNIFICANT CHANGES IN ACCOUNTING POLICIES

Change in Accounting Policy and Future Accounting Pronouncements

Business Combinations, Consolidations and Non-controlling interests

The CICA has approved new Handbook Section 1582, “Business Combinations”, Section 1601 “Consolidations” and Section 1602 “Non-controlling Interests” to harmonize with International Financial Reporting Standards (“IFRS”). These new sections will be effective for years beginning on or after January 1, 2011, with early adoption permitted. Section 1582 specifies a number of changes including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition related costs as expenses. Section 1601 establishes the standards for preparing consolidated financial statements. Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity. The Company has adopted these new standards for the period ended June 30, 2010 and it has not had a material impact on the Company.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for public companies to commence using IFRS, replacing Canada’s own GAAP. The transition date is January 1, 2011, and relates to interim and annual financial statements on or after January 1, 2011. The transition will require the restatement for comparative purposes of amounts reported by the Company for all reporting periods beginning after January 1, 2010.

Notes Page 1

FIRST MAJESTIC SILVER CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED JUNE 30, 2010 AND 2009 (Unaudited)

4.	OTHER RECEIVABLES

Details of the components of other receivables are as follows:

	June 30, 2010	December 31, 2009
	$	$
Value added taxes recoverable	2,045,641	4,066,074
Other taxes and value added taxes on accounts payable	4,200,517	2,072,442
Loan receivable from supplier	316,677	478,824
Interest receivable and other	192,679	6,860
	6,755,514	6,624,200

5.	INVENTORIES

Inventories consist of the following:

	June 30, 2010	December 31, 2009
	$	$
Silver coins and bullion including in process shipments	522,692	273,262
Finished product - doré and concentrates	430,990	343,990
Ore in process	1,026,003	463,549
Stockpile	853,884	387,836
Materials and supplies	2,967,489	2,343,823
	5,801,058	3,812,460

The amounts of inventory recognized as expenses during the period are equivalent to the cost of sales for the respective periods.

6.	PREPAID EXPENSES AND OTHER

Details of prepaid expenses and other are as follows:

	June 30, 2010	December 31, 2009
	$	$
Prepayments to suppliers and contractors	1,514,311	865,298
Deposits	250,627	215,036
Marketable securities	485,557	387,425
	2,250,495	1,467,759

Notes Page 2

FIRST MAJESTIC SILVER CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED JUNE 30, 2010 AND 2009 (Unaudited)

7.	MINING INTERESTS AND PLANT AND EQUIPMENT

Mining interests and plant and equipment, net of accumulated depreciation, depletion and amortization, are as follows:

	June 30, 2010			December 31, 2009
		Accumulated			Accumulated
		Depreciation,			Depreciation,
		Depletion and	Net Book		Depletion and	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
	$	$	$	$	$	$
Mining properties	192,959,326	18,875,052	174,084,274	183,585,673	17,185,500	166,400,173
Plant and equipment	78,886,829	11,103,571	67,783,258	69,026,387	8,637,857	60,388,530
	271,846,155	29,978,623	241,867,532	252,612,060	25,823,357	226,788,703

A summary of the net book value of mining properties is as follows:

	June 30, 2010			December 31, 2009
		Accumulated			Accumulated
		Depletion			Depletion
		and	Net Book		and	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
MEXICO	$	$	$	$	$	$

Producing properties
La Encantada (a)	15,148,790	3,040,538	12,108,252	13,055,900	2,886,830	10,169,070
La Parrilla (b)	25,232,160	3,480,989	21,751,171	22,371,850	3,009,041	19,362,809
San Martin (c)	40,526,307	12,353,525	28,172,782	38,902,227	11,289,629	27,612,598
	80,907,257	18,875,052	62,032,205	74,329,977	17,185,500	57,144,477
Exploration properties
La Encantada (a)	2,679,019	-	2,679,019	2,467,451	-	2,467,451
La Parrilla (b)	7,886,775	-	7,886,775	7,625,168	-	7,625,168
San Martin (c)	68,705,647	-	68,705,647	65,931,244	-	65,931,244
Del Toro (d)	12,290,066	-	12,290,066	11,855,627	-	11,855,627
Real de Catorce (e)	20,490,562	-	20,490,562	21,376,206	-	21,376,206
	112,052,069	-	112,052,069	109,255,696	-	109,255,696
	192,959,326	18,875,052	174,084,274	183,585,673	17,185,500	166,400,173

Notes Page 3

FIRST MAJESTIC SILVER CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED JUNE 30, 2010 AND 2009 (Unaudited)

(1)
7.	MINING INTERESTS AND PLANT AND EQUIPMENT (continued)

A summary of plant and equipment is as follows:

	June 30, 2010			December 31, 2009
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value
	$	$	$	$	$	$
La Encantada Silver Mine	49,929,614	3,093,139	46,836,475	42,001,694	1,954,699	40,046,995
La Parrilla Silver Mine	18,089,330	4,655,955	13,433,375	17,228,300	3,792,818	13,435,482
San Martin Silver Mine	10,822,899	3,347,154	7,475,745	9,751,407	2,889,290	6,862,117
Real de Catorce Silver Project	44,986	7,323	37,663	44,986	1,050	43,936
Used in Mining Operations	78,886,829	11,103,571	67,783,258	69,026,387	8,637,857	60,388,530
Corporate office equipment	989,307	468,134	521,173	767,782	358,501	409,281
	79,876,136	11,571,705	68,304,431	69,794,169	8,996,358	60,797,811

Details of plant and equipment and corporate office equipment by specific assets are as follows:

	June 30, 2010			December 31, 2009
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value
	$	$	$	$	$	$
Land	2,288,811	-	2,288,811	2,279,494	-	2,279,494
Automobile	600,723	247,428	353,295	401,056	204,920	196,136
Buildings	10,666,721	825,005	9,841,716	5,918,355	578,177	5,340,178
Machinery and equipment	61,483,133	9,296,977	52,186,156	26,154,678	7,311,470	18,843,208
Computer equipment	886,972	387,689	499,283	560,018	279,783	280,235
Office equipment	623,764	618,173	5,591	577,215	460,070	117,145
Leasehold improvements	320,304	196,433	123,871	320,304	161,938	158,366
Construction in progress (1)(2)	3,005,708	-	3,005,708	33,583,049	-	33,583,049
	79,876,136	11,571,705	68,304,431	69,794,169	8,996,358	60,797,811

(1)

Construction in progress includes $633,902 relating to La Encantada, $442,456 relating to La Parrilla and $1,929,350 relating to San Martin (December 31, 2009 - $31,283,949 relating to La Encantada, $535,604 relating to La Parrilla and $1,763,496 relating to San Martin).

(2)

On April 1, 2010, the La Encantada mill expansion project achieved commercial stage of production. Prior to April 1, 2010, the net amount of revenues less production costs of $2,770,596 (December 31, 2009 - $496,371) in connection with the sale of 316,680 silver equivalent ounces (December 31, 2009 – 54,277 silver equivalent ounces) of precipitates during the pre- operating period from November 19, 2009 to March 31, 2010 were offset to construction in progress. The net proceeds on the sale of silver precipitates for the quarter ended March 31, 2010 was $2,274,225, relating to 262,403 pre-commercial ounces of silver produced in the quarter ended March 31, 2010.

Notes Page 4

FIRST MAJESTIC SILVER CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED JUNE 30, 2010 AND 2009 (Unaudited)

7.	MINING INTERESTS AND PLANT AND EQUIPMENT (continued)

(a)	La Encantada Silver Mine, Coahuila State

The La Encantada Silver Mine is a producing underground mine located in Northern Mexico accessible via a 1.5 hour flight from Torreon, Coahuila. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest town, Muzquiz, is 225 km away via a combination of paved and unpaved road. The La Encantada Silver Mine consists of a 3,500 tonnes per day cyanidation plant, a 1,000 tonnes per day flotation plant, an airstrip, and a village with 180 houses as well as administrative offices. The Company owns 100% of the La Encantada Silver Mine. On April 1, 2010, the mill expansion project achieved commercial stage production and all revenues and costs from that date are recorded in the mine operating earnings. During the six month period ended June 30, 2010, $8.3 million in expenditures were capitalized at La Encantada in connection with the mill expansion project.

(b)	La Parrilla Silver Mine, Durango State

The La Parrilla Silver Mine is a system of connected underground producing mines consisting of the La Rosa/Rosarios/La Blanca, the San Marcos Mine and the Quebradillas Mine. La Parrilla is located approximately 65 km southeast of the city of Durango, in the State of Durango, Mexico. Located at the mine are: mining equipment, a 425 tonnes per day cyanidation plant, a 425 tonnes per day flotation plant and mining concessions covering an area of 53,000 hectares of which the Company owns 100 hectares of surface rights. The Company owns 100% of the La Parrilla Silver Mine.

There is a net smelter royalty (“NSR”) agreement of 1.5% of sales revenue associated with the Quebradillas Mine, with a maximum payable of US$2.5 million. The Company has an option to purchase the NSR at any time for an amount of US$2.0 million. For the six month period ended June 30, 2010, the Company paid US$65,131 (six month ended June 30, 2009 - US$64,846) relating to royalties. The sum of royalties paid under the Quebradillas NSR is presently US$269,495.

(c)	San Martin Silver Mine, Jalisco State

The San Martin Silver Mine is a producing underground mine located adjacent to the town of San Martin de Bolaños in Northern Jalisco State, Mexico. The mine is comprised of approximately 7,840 hectares of mineral rights, approximately 1,300 hectares of surface rights surrounding the mine, and another 104 hectares of surface rights where the 900 tonnes per day cyanidation mill, flotation circuit, mine buildings and administrative offices are located. The Company owns 100% of the San Martin Silver Mine.

(d)	Del Toro Silver Mine, Zacatecas State

The Del Toro Silver Mine is located 60 km to the southeast of the Company’s La Parrilla Silver Mine and consists of 392 contiguous hectares of mining claims and 100 hectares of surface rights covering the area surrounding the San Juan mine. The Del Toro Silver Mine consolidates two old silver mines, the San Juan and Perseverancia mines, which are approximately one kilometre apart. The Company owns 100% of the San Juan and Perseverancia mines. The US$225,000 option payments due in 2010, of which US$62,500 was paid in June 2010, relate to a new land acquisition of 50 hectares. All other option payments have been made.

Notes Page 5

FIRST MAJESTIC SILVER CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED JUNE 30, 2010 AND 2009 (Unaudited)

7.	MINING INTERESTS AND PLANT AND EQUIPMENT (continued)

(e)	Real de Catorce Silver Project, San Luis Potosi State

The Real de Catorce Silver Project is located 25 km west of the town of Matehuala in San Luis Potosi State, Mexico. The Real de Catorce property consists of 22 mining concessions covering 6,327 hectares. The Company owns 100% of the Real de Catorce Silver Project. Upon commencement of commercial production on the property, the Company has agreed to pay an amount of US$200,000 to a previous owner. The property is subject to a 3% net smelter return royalty, of which 1.75% may be acquired in increments of 0.25% for a price of US$250,000 per increment for the first five years from the date of the first payment and at a price of US$300,000 per increment for the following five years.

In addition, the Company has agreed to acquire the surface rights forming part of the property, including the buildings located thereon and covering the location of the previous mining operations, in consideration for a single payment of US$1.0 million to be made in December 2010.

The Company has also agreed to make a payment of US$200,000 on December 10, 2010 for all technical and geological information collected over the area. Such payment is not related to the acquisition of the mining concessions or the surface rights and buildings agreement.

(f)	Future Mineral Property Options

Future mineral property options are due as follows:

US$
Del Toro Silver Mine (d)	162,500
Real de Catorce Silver Project (e)	1,200,000
Total Future Option Payments	1,362,500

8.	VENDOR LIABILITY AND INTEREST AND RESTRICTED CASH

In May 2006, First Majestic acquired control of First Silver Reserve Inc. (“First Silver”) for $53.4 million. The purchase price was payable in three instalments (50%, 25% and 25%) to the then majority interest shareholder of First Silver (the “Majority Shareholder”). The first instalment was paid upon closing on May 30, 2006. The second instalment was paid on May 30, 2007. The third and final instalment of $13.3 million due on May 30, 2008 was withheld by the Company.

In November 2007, an action was commenced by the Company and its acquired subsidiary First Silver against the Majority Shareholder (the “Defendant”) who was previously a director, President and Chief Executive Officer of First Silver. The Company and First Silver allege in their action that, while holding the positions of director, President and Chief Executive Officer, the Majority Shareholder engaged in a course of deceitful and dishonest conduct in breach of his fiduciary and statutory duties owed to First Silver, which resulted in the Majority Shareholder acquiring a mine which was First Silver’s right to acquire. Management believes that there are substantial grounds to this claim, however, the outcome of this litigation is not presently determinable. At the present time, the trial is scheduled to commence in the Supreme Court of British Columbia on February 21, 2011.

Notes Page 6

FIRST MAJESTIC SILVER CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED JUNE 30, 2010 AND 2009 (Unaudited)

8.	VENDOR LIABILITY AND INTEREST AND RESTRICTED CASH (continued)

In March 2008, the Defendant filed a Counterclaim against the Company for unpaid amounts and interest of $14.9 million, and this action was secured by a $14.5 million Letter of Credit posted in Court by First Majestic. The Company recorded these amounts as Restricted Cash as at March 31, 2009. In July 2009, an Order was granted by the Court, with the consent of all parties, under which the Defendant obtained a judgment in the amount of $14.9 million. The Company agreed to pay out $14.3 million from the posted Letter of Credit to the Defendant’s lawyer’s trust account (the “Trust Funds”) in partial payment of the Judgment. The remaining funds from the Letter of Credit were paid out to the Company. The Consent Order requires that the Trust Funds be held in trust pending the outcome of the Company’s action. If the trial has not commenced by June 30, 2011, the Trust Funds can be released to the Defendant, unless otherwise ordered by the court. These funds would be accessible to the Company in the event of a favourable outcome to the litigation.

9.	DEBT FACILITIES

(a)	Pre-Payment Facility

In August 2009, a subsidiary of the parent company entered into an agreement for a six-month pre-payment facility for advances on the sale of lead in its concentrate production. Under the terms of the agreement, $1.6 million (US$1.5 million) was advanced against the Company’s lead concentrate production from the La Parrilla Silver Mine for a period of six months. Interest accrues at an annualized floating rate of one-month LIBOR plus 5%. Interest is payable monthly and the principal amount is repayable based on the volume of lead concentrate shipped with minimum monthly instalments of US$250,000 required. The repayment of the credit facility is guaranteed by the parent company.

On February 28, 2010, this agreement was amended to provide an additional six-month pre-payment facility of up to $1.6 million (US$1.5 million). A total of $1.6 million (US$1.5 million) was drawn on this pre-payment facility. As at June 30, 2010, after delivering monthly quotas of lead concentrates and payments of interest charges, the Company had a remaining balance payable on the pre-payment facility of $627,681 (US$591,817).

(b)	FIFOMI Loan Facilities

In October 2009, the Company entered into an agreement with the Mexican Mining Development Trust - Fideicomiso de Fomento Minero (FIFOMI) for two loan facilities, a capital asset loan and a working capital loan, totalling 53.8 million Mexican pesos (CAD$4.3 million). Funds from these loans were used for the completion of the 3,500 tonnes per day cyanidation plant at the La Encantada Silver Mine and for working capital purposes. The capital asset loan, for up to 47.1 million Mexican pesos (CAD$3.7 million), bears interest at the Mexican interbank rate plus 7.51% per annum and is repayable over a 60-month period. The working capital loan, for up to 6.7 million Mexican pesos (CAD$0.6 million), bears interest at the Mexican interbank rate plus 7.31% per annum and is a 90-day revolving loan. The loans are secured against real property, land, buildings, facilities, machinery and equipment at the La Encantada Silver Mine. At June 30, 2010, the balance owing was 52.0 million Mexican pesos (CAD$4.3 million) of which 17.2 million Mexican pesos (CAD$2.0 million) was classified as current.

The following is a summary of the debt facilities as at June 30, 2010:

Notes Page 7

FIRST MAJESTIC SILVER CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED JUNE 30, 2010 AND 2009 (Unaudited)

$CAD
Pre-payment Facility	627,681
FIFOMI Loan Facilities	4,298,774
4,926,455
Less: current portion	(2,045,440)
Long-term Portion of Debt Facilities	2,881,015

Notes Page 8

FIRST MAJESTIC SILVER CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED JUNE 30, 2010 AND 2009 (Unaudited)

10.	DEPOSITS ON LONG-TERM ASSETS

Deposits consist of advance payments made to property vendors, drilling service providers, and equipment vendors, which are categorized as long-term in nature, in amounts as follows:

	June 30, 2010	December 31, 2009
	$	$
Deposit on services	2,396	-
Deposit on equipment for La Encantada	496,212	2,876,717
Deposit on equipment for La Parrilla	1,472,989	1,429,702
	1,971,597	4,306,419

11.	SHARE CAPITAL

(a)	Authorized – unlimited number of common shares without par value

Issued	Six Months Ended June 30, 2010		Year Ended December 31, 2009
	Shares	$	Shares	$
Balance - beginning of the period	92,648,744	244,241,006	73,847,810	196,648,345
Issued during the period
For cash:
Exercise of options	277,500	622,436	36,250	68,838
Exercise of warrants	25,000	82,500	50,000	165,000
Public offering of units (i)	-	-	8,487,576	18,840,890
Private placements (ii)	-	-	4,167,478	9,051,069
For debt settlements (iii)	-	-	1,191,852	2,741,260
For Normabec acquisition (iv)	-	-	4,867,778	16,696,479
Transfer of contributed surplus for stock options and warrants exercised	-	232,302	-	29,125
Balance - end of the period	92,951,244	245,178,244	92,648,744	244,241,006

(i)

On March 5, 2009, the Company completed a public offering with a syndicate of underwriters who purchased 8,487,576 units at an issue price of $2.50 per unit for net proceeds to the Company of $19,689,648, of which $18,840,890 was allocated to the common shares and $848,758 was allocated to the warrants. Each unit consisted of one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share at a price of $3.50 expiring on March 5, 2011.

(ii)

In August and September 2009, the Company completed non-brokered private placements consisting of an aggregate of 4,167,478 units at a price of $2.30 per unit for net proceeds to the Company of $9,440,069, of which $9,051,069 was allocated to the common shares and $389,000 was allocated to the warrants. Each unit consisted of one common share and one-half of one common share purchase warrant, with each full warrant entitling the holder to purchase one additional common share of the Company at an exercise price of $3.30 per share for a period of two years after closing. A total of 1,749,500 warrants expire on August 20, 2011, and 334,239 warrants expire on September 16, 2011. Finders’ fees in the amount of $101,016 and 50,000 warrants were paid regarding a portion of these private placements. The finder’s warrants are exercisable at a price of $3.30 per share and expire on August 20, 2011.

Notes Page 9

FIRST MAJESTIC SILVER CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED JUNE 30, 2010 AND 2009 (Unaudited)

11.	SHARE CAPITAL (continued)

(iii)	In August and September 2009, the Company settled certain current liabilities amounting to $2,741,260 by the issuance of 1,191,852 common shares of the Company at a value of $2.30 per share.

(iv)	On November 13, 2009, the Company issued 4,867,778 common shares at a value of $3.43 per share in connection with the acquisition of Normabec.

(b)	Stock Options

Under the terms of the Company’s Stock Option Plan, the maximum number of shares reserved for issuance under the Plan is 10% of the issued shares on a rolling basis. Options may be exercisable over periods of up to five years as determined by the board of directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options are subject to vesting with 25% vesting upon issuance and 25% vesting each six months thereafter.

The changes in stock options outstanding for the periods ended June 30, 2010 and December 31, 2009 are as follows:

	Six Months Ended June 30, 2010			Year Ended December 31, 2009
		Weighted			Weighted
		Average	Weighted		Average	Weighted
	Number of	Exercise Price	Average	Number of	Exercise Price	Average
	Shares	($)	Remaining Life	Shares	($)	Remaining Life

Balance, beginning of the period	8,603,750	3.50	2.4 years	6,862,500	3.84	2.8 years
Granted	460,000	3.77	3.0 years	2,842,500	2.88	3.6 years
Exercised	(277,500)	2.24	1.6 years	(36,250)	1.90	2.5 years
Forfeited or expired	(428,750)	4.80	0.5 years	(1,065,000)	4.11	0.7 years
Balance, end of the period	8,357,500	3.23	2.1 years	8,603,750	3.50	2.4 years

Notes Page 10

FIRST MAJESTIC SILVER CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED JUNE 30, 2010 AND 2009 (Unaudited)

11.	SHARE CAPITAL (continued)

(b)	Stock Options (continued)

The following table summarizes both the stock options outstanding and those that are exercisable at June 30, 2010:

Price	Options	Options
$	Outstanding	Exercisable	Expiry Dates
4.17	100,000	100,000	August 8, 2010
3.72	30,000	30,000	September 24, 2010
3.98	20,000	20,000	October 17, 2010
4.45	495,000	495,000	October 30, 2010
4.34	25,000	25,000	November 1, 2010
4.34	200,000	200,000	December 5, 2010
4.42	50,000	50,000	February 20, 2011
4.65	100,000	100,000	March 25, 2011
4.19	20,000	20,000	April 26, 2011
4.02	100,000	100,000	May 15, 2011
4.30	450,000	450,000	June 19, 2011
4.67	90,000	90,000	July 4, 2011
4.15	275,000	275,000	July 28, 2011
3.62	495,000	495,000	August 28, 2011
1.60	100,000	100,000	October 8, 2011
1.27	100,000	100,000	October 17, 2011
4.32	245,000	245,000	December 6, 2011
4.41	400,000	400,000	December 22, 2011
5.00	155,000	155,000	February 7, 2012
2.03	635,000	476,250	May 7, 2012
4.65	25,000	25,000	June 20, 2012
2.62	60,000	30,000	September 16, 2012
2.96	25,000	12,500	October 28, 2012
4.34	925,000	925,000	December 5, 2012
3.52	540,000	270,000	December 7, 2012
3.70	522,500	261,250	December 15, 2012
3.56	200,000	50,000	February 2, 2013
3.15	25,000	6,250	March 19, 2013
3.98	100,000	25,000	May 13, 2013
4.64	75,000	18,750	June 2, 2013
3.94	10,000	2,500	June 3, 2013
4.47	50,000	12,500	June 28, 2013
3.62	100,000	100,000	August 28, 2013
1.44	240,000	240,000	November 10, 2013
1.56	550,000	550,000	December 17, 2013
2.03	462,500	346,875	May 7, 2014
2.32	12,500	9,375	June 15, 2014
3.70	350,000	175,000	December 15, 2014

	8,357,500	6,986,250

During the six months ended June 30, 2010, the Company granted stock options to an officer and several employees to purchase 460,000 shares (six months ended June 30, 2009 – 1,275,000 shares) of the Company. Pursuant to the Company’s policy of accounting for the fair value of stock-based compensation over the applicable vesting period, the fair value of stock options granted during the six month period was $680,000 of which $252,486 was expensed in the current period and $427,514 was deferred and will be amortized over the remaining vesting period of the stock options.

Notes Page 11

FIRST MAJESTIC SILVER CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED JUNE 30, 2010 AND 2009 (Unaudited)

11.	SHARE CAPITAL (continued)

(b)	Stock Options (continued)

The weighted average fair value of each stock option granted during the past six months was $1.43 (2009 - $1.14) . The fair value of stock options is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	Six Months Ended	Six Months Ended
	June 30, 2010	June 30, 2009
Risk-free interest rate	1.4%	0.9%
Es timated volatility	82.6%	80.3%
Expected life	1.4 years	2.4 years
Expected dividend yield	0%	0%

Option pricing models require the use of estimates and assumptions including the expected volatility of share prices. Changes in the underlying assumptions can materially affect the fair value estimates, therefore, existing models do not necessarily provide an accurate measure of the actual fair value of the Company’s stock options.

(c)	Share Purchase Warrants

The changes in share purchase warrants for the six months ended June 30, 2010, and the year ended December 31, 2009, are as follows:

	Six Months Ended June 30, 2010			Year Ended December 31, 2009
		Weighted			Weighted
		Average	Weighted		Average	Weighted
	Number of	Exercise Price	Average Term to	Number of	Exercise Price	Average Term to
	Warrants	($)	Expiry	Warrants	($)	Expiry
Balance, beginning of the period	11,357,465	5.04	0.8 years	5,078,791	6.99	1.2 years
Issued	-	-	-	6,638,492	3.66	2.1 years
Exercised	(25,000)	3.30	1.6 years	(50,000)	3.30	1.7 years
Cancelled or expired	(5,029,938)	7.06	-	(309,818)	7.69	-
Balance, end of the period	6,302,527	3.43	0.8 years	11,357,465	5.04	0.8 years

(i)

On March 5, 2009, the Company issued 4,243,788 warrants exercisable at a price of $3.50 per share for a period of two years. The warrants were detachable warrants issued in connection with the 8,487,576 unit offering. The fair value of the warrants was estimated using the Black-Scholes Option Pricing Model (assumptions include a risk free rate of 1.5%, market sector volatility of 35.0%, expected life of 2 years, and expected dividend yield of 0%) and as a result $848,758 was credited to contributed surplus.

(ii)

On August 20, 2009, the Company issued 1,799,500 warrants exercisable at a price of $3.30 per share exercisable for a period of two years. The warrants were issued in connection with a non-brokered private placement of 3,499,000 units. The fair value of the warrants was estimated using the Black-Scholes Option Pricing Model (assumptions include a risk free rate of 1.15%, market adjusted volatility of 38.5%, expected life of 2 years, and expected dividend yield of 0%) and as a result $328,047 was credited to contributed surplus.

(iii)

On September 16, 2009, the Company issued 334,239 warrants exercisable at a price of $3.30 per share exercisable for a period of two years. The warrants were issued in connection with a non-brokered private placement of 668,478 units.

Notes Page 12

FIRST MAJESTIC SILVER CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED JUNE 30, 2010 AND 2009 (Unaudited)

The fair value of the warrants was estimated using the Black-Scholes Option Pricing Model (assumptions include a risk free rate of 1.15%, market adjusted volatility of 38.5%, expected life of 2 years, and expected dividend yield of 0%) and as a result $60,953 was credited to contributed surplus.

Notes Page 13

FIRST MAJESTIC SILVER CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED JUNE 30, 2010 AND 2009 (Unaudited)

11.	SHARE CAPITAL (continued)

(c)	Share Purchase Warrants (continued)

(iv)

On November 13, 2009, in connection with the acquisition of Normabec, the Company issued 118,527 warrants exercisable at a price of $9.11 per share expiring on December 13, 2009, and 142,438 warrants exercisable at a price of $9.11 per share expiring on January 2, 2010. The fair value of the warrants was estimated using the Black-Scholes Option Pricing Model (assumptions include a risk free rate of 1.26%, volatility of 67%, expected life of 0.1 year, and expected dividend yield of 0%). No value was credited to contributed surplus. These warrants expired unexercised.

The following table summarizes the share purchase warrants outstanding at June 30, 2010:

Exercise Price	Warrants
$	Outstanding	Expiry Dates
3.50	4,243,788	March 5, 2011
3.30	1,724,500	August 20, 2011
3.30	334,239	September 16, 2011
	6,302,527

(d)	Share Capital to be Issued

On June 5, 2006, pursuant to the acquisition of First Silver Reserve Inc., First Majestic and First Silver entered into a business combination agreement whereby First Majestic agreed to acquire the remaining 36.25% minority interest in First Silver. At June 30, 2010, prior shareholders of First Silver had not yet exchanged 114,254 shares of First Silver, exchangeable for 57,127 shares of First Majestic, resulting in a remaining value of shares to be issued of $276,495.

Any certificate formerly representing First Silver shares not duly surrendered on or prior to September 14, 2012 shall cease to represent a claim or interest of any kind or nature, including a claim for dividends or other distributions against First Majestic or First Silver by any former First Silver shareholder. After such date, all First Majestic shares to which the former First Silver shareholder was entitled shall be deemed to have been cancelled.

12.	REVENUES

Details of the components of net revenue are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
	$	$	$	$
Combined revenue - silver doré bars, concentrates, coins and ingots	32,841,120	18,003,518	57,012,365	35,467,655
Less: intercompany eliminations	(1,041,738)	(2,223,922)	(3,277,271)	(2,223,922)
Consolidated gross revenue	31,799,382	15,779,596	53,735,094	33,243,733
Less: refining, smelting, net of intercompany eliminations	(1,887,793)	(2,165,720)	(4,624,310)	(4,706,462)
Less: metal deductions, net of intercompany eliminations	(948,304)	(588,999)	(1,929,885)	(1,125,522)
Net revenue	28,963,285	13,024,877	47,180,899	27,411,749

The La Encantada mill expansion project achieved commercial stage of production on April 1, 2010. Sales incurred during the pre-operating period were recorded as a reduction of capital costs and are excluded from sales revenue. As a result, sales of $4,718,618 (2009 - $nil) in connection with the sale of 262,403 silver equivalent ounces of precipitates during the quarter ended March 31, 2010 were excluded from the above table.

Notes Page 14

FIRST MAJESTIC SILVER CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED JUNE 30, 2010 AND 2009 (Unaudited)

13.	SEGMENTED INFORMATION

The Company has three operating segments located in Mexico, one retail market segment in Canada and one corporate segment with locations in Canada and Mexico. The San Martin operations consist of the San Martin Silver Mine, the San Martin property and the Jalisco Group of Properties. The La Parrilla operations consist of the La Parrilla Silver Mine, the Del Toro Silver Mine, the La Parrilla properties and the Del Toro properties. The La Encantada operations consist of the La Encantada Silver Mine and the La Encantada property.

These reportable operating segments are summarized in the table below:

	Three Months Ended June 30, 2010
					Corporate and
	San Martin	La Parrilla	La Encantada		Other
	operations	operations	operations	Coin Sales	Eliminations	Total
	$	$	$	$	$	$
Revenue	5,511,981	7,100,001	15,633,775	1,648,899	(931,371)	28,963,285
Cost of sales	3,201,270	3,010,188	6,529,912	1,322,626	(629,249)	13,434,747
Depletion, depreciation and amortization, and accretion of ARO	623,700	596,002	1,254,531	-	-	2,474,233
Mine operating earnings (loss)	1,687,011	3,493,811	7,849,332	326,273	(302,122)	13,054,305
General and administrative	-	-	-	-	2,406,842	2,406,842
Stock-based compensation	-	-	-	-	643,964	643,964
Interest expense (income)	274,906	2,536,640	1,349,205	-	(3,187,114)	973,637
Other expense (income) and foreign						-
exchange	(127,735)	(276,609)	438,660	-	(1,303,900)	(1,269,584)
Income tax expense (recovery)	268,181	116,836	779,191	-	248,122	1,412,330
Net income (loss)	1,271,659	1,116,944	5,282,276	326,273	889,964	8,887,116
Capital expenditures	774,169	1,134,124	4,092,667	-	211,851	6,212,811
Total assets	109,125,407	64,068,493	72,640,351	-	31,580,187	277,414,438

	Three Months Ended June 30, 2009
					Corporate and
	San Martin	La Parrilla	La Encantada		Other
	operations	operations	operations	Coin Sales	Eliminations	Total
	$	$	$	$	$	$
Revenue	5,128,241	5,206,431	2,678,133	1,807,629	(1,795,557)	13,024,877
Cost of sales	3,326,950	3,436,485	2,588,633	1,779,193	(1,671,393)	9,459,868
Depletion, depreciation and amortization, and accretion of ARO	701,235	775,918	412,482	-	-	1,889,635
Mine operating earnings (loss)	1,100,056	994,028	(322,982)	28,436	(124,164)	1,675,374
General and administrative	-	-	-	-	2,114,312	2,114,312
Stock-based compensation	-	-	-	-	800,808	800,808
Interest expense (income)	45,143	66,600	52,526	-	178,537	342,806
Other expense (income) and foreign
exchange	(118,373)	(670,022)	(470,142)	-	257,365	(1,001,172)
Income tax (recovery) expense	121,398	(58,486)	(599,696)	-	(1,081,012)	(1,617,796)
Net income (loss)	1,051,888	1,655,936	694,330	28,436	(2,394,174)	1,036,416
Capital expenditures	874,235	1,903,461	6,419,379	-	131,485	9,328,560
Total assets	118,788,430	62,249,122	49,559,957	-	22,489,594	253,087,103

Notes Page 15

FIRST MAJESTIC SILVER CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED JUNE 30, 2010 AND 2009 (Unaudited)

13.	SEGMENTED INFORMATION (continued)

	Six Months Ended June 30, 2010
					Corporate and
	San Martin	La Parrilla	La Encantada		Other
	operations	operations	operations	Coin Sales	Eliminations	Total
	$	$	$	$	$	$
Revenue	11,075,267	13,264,360	22,785,023	2,981,520	(2,925,271)	47,180,899
Cost of sales	6,027,591	6,121,862	9,908,028	2,584,332	(2,233,209)	22,408,604
Depletion, depreciation and amortization, and accretion of ARO	1,464,069	1,244,560	1,657,315	-	-	4,365,944
Mine operating earnings (loss)	3,583,607	5,897,938	11,219,680	397,188	(692,062)	20,406,351
General and administrative	-	-	-	-	4,393,465	4,393,465
Stock-based compensation	-	-	-	-	1,344,143	1,344,143
Interest expense (income)	658,602	5,166,802	2,884,029		(7,463,784)	1,245,649
Other expense (income) and foreign
exchange	426,904	83,221	(202,596)	-	(1,345,562)	(1,038,033)
Income tax expense (recovery)	441,655	(15,954)	1,761,414	-	371,101	2,558,216
Net income (loss)	2,056,446	663,869	6,776,833	397,188	2,008,575	11,902,911
Capital expenditures	1,394,479	2,495,169	8,725,362	-	318,486	12,933,496
Total assets	109,125,407	64,068,493	72,640,351	-	31,580,187	277,414,438

	Six Months Ended June 30, 2009
					Corporate and
	San Martin	La Parrilla	La Encantada		Other
	operations	operations	operations	Coin Sales	Eliminations	Total
	$	$	$	$	$	$
Revenue	9,584,207	9,142,290	8,126,458	3,002,081	(2,443,287)	27,411,749
Cost of sales	6,060,176	6,137,789	5,072,929	2,863,170	(2,375,383)	17,758,681
Depletion, depreciation and amortization, and accretion of ARO	1,205,822	1,391,556	837,430	-	-	3,434,808
Mine operating earnings (loss)	2,318,209	1,612,945	2,216,099	138,911	(67,904)	6,218,260
General and administrative	-	-	-	-	3,932,315	3,932,315
Stock-based compensation	-	-	-	-	1,697,548	1,697,548
Interest expense (income)	79,204	121,972	104,561	-	383,393	689,130
Other expense (income) and foreign
exchange	141,199	(377,899)	(241,457)	-	153,889	(324,268)
Income tax expense (recovery)	(53,295)	(105,744)	(25,659)	-	(1,567,880)	(1,752,578)
Net income (loss)	2,151,101	1,974,616	2,378,654	138,911	(4,667,169)	1,976,113
Capital expenditures	1,567,128	3,789,716	12,342,385	-	146,301	17,845,530
Total assets	118,788,430	62,249,122	49,559,957	-	22,489,594	253,087,103

Notes Page 16

FIRST MAJESTIC SILVER CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED JUNE 30, 2010 AND 2009 (Unaudited)

14.	CAPITAL LEASE OBLIGATIONS

In 2007 and 2008, the Company completed lease financings for $14.1 million (US$11.2 million) of mining equipment. The Company paid 50% prior to the arrival of the equipment, and financed the remaining 50% in quarterly payments over a period of 24 months at 9% interest over the term of the lease. In March 2009, the Company refinanced the balance of $3.6 million (US$2.9 million) to be paid over 24 monthly payments commencing in February 2009 with interest payable at 9% on the outstanding principal balance, secured by a guarantee from the parent company.

In January 2009, the Company completed additional lease financing arrangements with an equipment vendor, committing the Company to payments of $2.6 million (US$2.0 million) over a period of 36 months with monthly payments of $48,460 (US$38,420) consisting of principal plus 12.5% interest on outstanding balances, plus an additional 12 monthly lease payments of $43,640 (US$34,600) consisting of principal only.

The following is a schedule of future minimum lease payments under the capital leases as at June 30, 2010:

	June 30, 2010	December 31, 2009
	$	$
2010 Gross lease payments	1,031,969	2,235,960
2011 Gross lease payments	690,615	684,364
2012 Gross lease payments	140,581	139,309
	1,863,165	3,059,633
Less: interest	(121,894)	(251,997)
Total payments, net of interest	1,741,271	2,807,636
Less: current portion	(1,372,510)	(2,139,352)
Capital Lease Obligation - long term portion	368,761	668,284

15.	ASSET RETIREMENT OBLIGATIONS

	Six Months Ended	Year Ended
	June 30, 2010	December 31, 2009
	$	$
Balance, beginning of the period	4,336,088	5,304,369
Effect of change in estimates	-	(877,834)
Interest accretion	187,921	445,090
Effect of translation of foreign currencies	136,579	(535,537)
Balance, end of the period	4,660,588	4,336,088

Asset retirement obligations allocated by mineral properties are as follows:

	Anticipated	June 30, 2010	December 31, 2009
	Date	$	$
La Encantada Silver Mine	2020	1,951,506	1,815,518
La Parrilla Silver Mine	2025	1,073,070	998,293
San Martin Silver Mine	2019	1,636,012	1,522,277
Balance, end of the period		4,660,588	4,336,088

Notes Page 17

FIRST MAJESTIC SILVER CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED JUNE 30, 2010 AND 2009 (Unaudited)

15.	ASSET RETIREMENT OBLIGATIONS (continued)

During the year ended December 31, 2009, the Company reassessed its reclamation obligations at each of its mines based on updated mine life estimates, rehabilitation and closure plans. The total undiscounted amount of estimated cash flows required to settle the Company’s estimated obligations is $6.1 million, which has been discounted using a credit adjusted risk free rate of 8.5%, of which $1.7 million of the reclamation obligation relates to the La Parrilla Silver Mine, $2.0 million of the obligation relates to the San Martin Silver Mine, and $2.5 million relates to the La Encantada Silver Mine. The present value of the reclamation liabilities may be subject to change based on management’s current estimates, changes in the remediation technology or changes to the applicable laws and regulations. Such changes will be recorded in the accounts of the Company as they occur.

16.	OTHER LONG TERM LIABILITIES

In 1992, El Pilon entered into a contract with a Mexican bank, whereby the bank committed to advance cash to El Pilon in exchange for silver to be delivered in future instalments. The bank failed to advance the fully agreed amount, and El Pilon therefore refused to deliver the silver. El Pilon sued the bank for breach of contract. The Company believes it will retain the advance received from the bank, but the ultimate outcome is uncertain. The aggregate potential liability including interest and penalties amounts to $774,970 (December 31, 2009 - $753,657).

17.	CONTINGENT LIABILITIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

18.	COMMITMENTS

The Company is obligated to make certain mining property option payments as described in Note 7, in connection with the acquisition of its mineral property interests.

The Company has office lease commitments of $116,880 per annum in 2010 through 2011 and $29,220 in 2012. Additional annual operating costs are estimated at $101,110 per year ($8,426 per month) over the term of the lease. The Company provided a deposit of one month of rent equaling $20,151.

As at June 30, 2010, the Company is committed to construction contracts of approximately $0.1 million (US$0.1 million) (December 31, 2009 - $2.1 million or US$2.0 million) relating to the completion of the smelting furnaces installation project at La Encantada, which is expected to be completed in the third quarter of 2010.

As a result of the acquisition of Normabec, the Company is committed to make a US$1.0 million payment in December 2010 to acquire surface rights forming part of the Real de Catorce Project. It is also committed to make a payment of US$200,000 in December 2010 for technical and geological information collected over the Real de Catorce area.

The Company is committed to making severance payments in the amount of approximately $2.0 million, (December 31, 2009 - $1.9 million), subject to certain adjustments, to four officers in the event of a change of control of the Company.

Notes Page 18

FIRST MAJESTIC SILVER CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED JUNE 30, 2010 AND 2009 (Unaudited)

19.	NON-CASH FINANCING AND INVESTING ACTIVITIES

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
	$	$	$	$

NON-CASH FINANCING AND INVESTING ACTIVITIES:
Fair value of warrants upon completion of public offering	-	-	-	848,758
Transfer of contributed surplus upon exercise of stock options and warrants	189,126	-	232,302	2,950
Assets acquired by capital lease	-	-	-	2,259,380

20.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the classifications used in the current year’s presentation.

21.	SUBSEQUENT EVENTS

Subsequent to June 30, 2010:

(a)	A total of 37,500 options with exercise prices ranging from $3.62 to $4.67 were cancelled;

(b)	A total of 100,000 options with an exercise price of $4.17 expired unexercised;

(c)	A total of 100,000 options were granted with an exercise price of $4.04 and an expiry date of August 9, 2013.

Notes Page 19